Exhibit 99.75

NexGen Returns 26.5 m at 20.27% U3O8 including 10.0 m at 51.40%

U3O8 in Best Scissor Hole to Date at Arrow

Vancouver, BC, November 8, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) is pleased to report assay results for 14 holes from our highly successful summer drilling program on our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

Assays continue to confirm that holes drilled at the Arrow Deposit are strongly mineralized both inside and outside the A2 High Grade Domain as well as in other shears at Arrow including the A1 (see Figure 1). Of key importance, scissor hole AR-16-98c2 returned 73.5 m at 7.59% U3O8 including 26.5 m at 20.27% U3O8 and 10.0 m at 51.40% U3O8 both inside and outside the A2 High Grade Domain. This represents a continuous grade x thickness (“GT” in U3O8 x meters) of 558 which is the best interval drilled in any scissor hole (azimuth from southeast to northwest) at Arrow to date. Additionally, hole AR-16-96c2 returned 57.5 m at 4.17% U3O8 including 10.0 m at 15.73% U3O8 which was also intersected inside and outside of the A2 High Grade Domain.

In the A1 shear, hole AR-16-98c1 returned 21.0 m at 4.17% U3O8 including 5.0 m at 10.97% U3O8. The mineralized domains in the A1 shear remain largely undrilled over a strike length of at least 360 m. This represents a priority area for potential future resource growth.

In addition, the first assay results from the area between the Arrow Deposit grade shells, and the mineralized area 180 m to the southwest, have shown that strong, broad uranium concentrations are present. In this area, hole AR-16-97 returned 18.0 m at 2.64% U3O8 including 6.0 m at 5.89% U3O8. Mineralization extends from the Arrow Deposit 43-101 Inferred Mineral Resource to the southwest for at least 240 m where it remains open in all directions.

Highlights:

A2 Sub-Zone

•	Scissor hole AR-16-98c2 (70 m up-dip from AR-15-44b) intersected 73.5 m at 7.59% U3O8 (454.0 to 527.5 m) including 55.0 m at 10.12% U3O8 (471.0 to 526.0 m), 26.5 m at 20.27% U3O8 (501.0 to 527.7 m) and 10.0 m at 51.40% U3O8 (502.0 to 512.0 m).

•	Hole AR-16-96c2 (75 m down-dip and northeast from AR-15-44b) intersected 57.5 m at 4.17% U3O8 (551.5 to 609.0 m) including 10.0 m at 15.73% U3O8 (591.0 to 601.0 m).

A1 Shear

•	Scissor hole AR-16-98c1 (16 m southwest from AR-16-84c1) intersected 21.0 m at 4.17% U3O8 (666.0 to 687.0 m) including 5.0 m at 10.97% U3O8 (678.0 to 683.0 m).

Southwest Arrow

•	Hole AR-16-97 (145 m down-dip and northeast from AR-16-90c3) intersected 18.0 m at 2.64% U3O8 (750.5 to 768.5 m) including 6.0 m at 5.89% U3O8 (753.0 to 759.0 m).

Table 1: Higher Grade A2 Sub-Zone Drill Hole Comparison

2015	AR-15- 59c2[2]	AR-15- 54c1[2]	AR-15- 58c1[2]	AR-15- 62[2]	AR-15- 44b2	AR-15- 49c2[2]	AR-15- 57c3[2]
Total composite mineralization =	75.5m	42.0m	86.0m	143.0m	135.6m	73.5m	62.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	11.4m	5.9m	14.3m	17.8m	30.3m	15.7m	4.4m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.5m	3.0m	3.9m	10.6m	7.8m	5.2m	2.5m
Total Off-scale (>61,000 cps)[3] =	1.0m	0.5m	2.0m	2.0m	1.5m	2.2m	1.8m
Continuous GT (Grade x Thickness) =	371	277	200 and 345	787	655	605	319

Winter 2016	AR-16- 81c3[2]	AR-16- 76c4[2]	AR-16- 76c1[2]	AR-16- 76c3[2]	AR-16- 63c1[2]	AR-16- 63c3[2]	AR-16- 86c1[2]	AR-16- 74c1[2]	AR-16- 63c2[2]	AR-16- 91c2[2]	AR-16- 64c3[2]	AR-16- 64c2[2]	AR-16- 64c1[2]	AR-16- 72c2[2]	AR-16- 78c1[2]	AR-16- 78c4[2]
Total composite mineralization =	48.5m	105.7m	73.5m	67.5m	55.5m	147.0m	90.0m	88.0m	138.0m	89.0m	102.0m	76.0m	74.0m	93.0m	64.0m	120.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	5.2m	19.9m	14.8m	14.9m	6.9m	22.1m	8.8m	21.2m	17.1m	13.4m	18.8m	16.0m	10.3m	7.0m	11.6m	25.8m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.0m	1.0m	2.8m	5.0m	0.5m	3.0m	2.3m	1.2m	9.9m	6.0m	2.5m	4.7m	3.7m	0.5m	3.0m	6.2m
Total Off-scale (>61,000 cps)[3] =	2.5m	0.0m	5.3m	4.5m	0.0m	0.5m	2.0m	0.0m	13.9m	3.0m	0.0m	5.5m	0.0m	1.7m	2.5m	5.5m
Continuous GT (Grade x Thickness) =	395	142 and 63	762	761	203	274 and 124	394	160 and 35	638 and 604	514	172 and 92	541	338	156 and 45	485	660 and 88 and 67

Summer 2016	AR-16- 92c3[2]	AR-16- 98c2[1]	AR-16- 93c2[2]	AR-16- 96c2[1]	AR-16- 91c4[2]	AR-16- 108c2[1]
Total composite mineralization =	49.5m	85.0m	69.5m	60.5m	78.5m	69.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	7.1m	3.3m	8.15m	8.9m	6.1m	17.05m
Total Off-scale (>30,000 to 60,999 cps)[3] =	1.4m	1.0m	1.5m	3.5m	2.05m	0.5m
Total Off-scale (>61,000 cps)[3] =	2.3m	5.75m	1.5m	1.0m	1.5m	0.5m
Continuous GT (Grade x Thickness) =	115 and 144	558	279	240	215	Pending

[1]	radioactivity results previously released
[2]	radioactivity and assays results previously released
[3]	minimum radioactivity using RS-120 gamma scintillometer

Note: GT is Grade (%U3O8) across core length thickness

(m), and does not represent true thickness; true

thicknesses are yet to be determined.

Arrow, Activities & Financial

•	The summer 2016 drilling program is nearing completion and the winter program will commence early 2017.

•	The Company has cash on hand of approximately $75 million.

A three-dimensional view of the A2 High Grade Domain, long sections of the A1 and A2 shears, a schematic long section of the Arrow gap, and a plan map are shown in Figures 1 to 5. Table 2 shows complete assay results.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “These latest drill assay results confirm and surpass expectations from previously released radioactivity results, and show significant high grade uranium intervals inside and outside of the maiden inferred resource modelled grade shell domains. Drill hole AR-16-98c2 has returned the highest GT to date for a scissor hole, and has contributed to increased confidence of the A2 High Grade Domain contacts, while also demonstrating the sub-vertical nature of mineralization at Arrow.

Leigh Curyer, Chief Executive Officer, commented: “These multiple strong assays from the A2 High Grade Domain, the A1 shear, as well as the extension area southwest of Arrow to the 180 m Area, highlights significant drilling is required at Arrow before the true extent of mineralization can be determined. Planning for winter 2017 is already well underway and will commence prior to the release of an updated resource estimate in H1 2017.”

Figure 1: Three-Dimensional View of the A2 High Grade Domain

5.0
2.0
1.0
0.2
0.05
0.01
U3O8 %
Plunge: 00
Azimuth: 210
Looking SW
AR-16-92c4
235 m
A1 Shear
Intersections
AR-16-96c1
AR-16-96c3
AR-16-96c2
AR-16-98c1
AR-16-98c2

Arrow Deposit
A2 High Grade Domain

AR-16-92c4, AR-16-96c1/c3/c3, AR-16-98c1/c2

NexGen Energy Ltd.

Figure 2: A2 Mineralized Long Section

300m
400m
500m
600m
98c2
98c1
1.54%
74.0m
7.59%
73.5m
96c1
5.88%
24.0m
96c2
4.17%
57.0m
96c3
2.33%
21.5m
92c4
1.11%
22.0m

NexGen Energy Ltd.

Pierce Points

Total Composite Grade x Thickness

- <1
- 1 - 10
- 10-25
- 25-50
- >50
- >200 - A2 Sub-zone

Assays Pending

5.8m / 57.0m — >10,000 cps Anomalous Radioactivity

Denotes vertical intersection

A2 High Grade Domain Arrow Maiden Resource

Section width: 50m

Pierce points are positioned in the centre of the section width

Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution

All intersections are core lengths

Small diameter pierce points were drilled in 2014 and 2015

The A2 High Grade Domain is from the Maiden Arrow Inferred Mineral Resource which only includes drilling completed up to October 2015, see news release dated March 3, 2016 for more information

SCALE 1 : 2500

(m)

-20 0 20 40 60

AZIMUTH = 57°

N
W E
S

NexGen Energy

Arrow Deposit

A2 Shear - Longitudinal Section

Figure 3: A1 Mineralized Long Section

NexGen
Energy Ltd.
Pierce Points
Total Composite Grade x Thickness
<1
1 - 10
10-25
25-50
>50
Assays Pending
11.56%
56.5m
% U3O8
Length
Denotes vertical intersection
Section width: 50m
Pierce points are positioned in the centre of the section width
Composites are calculated with a 0.01% U3O8 cut-off grade and may include up to 2m of internal dilution
All intersections are core lengths
Small diameter pierce points were drilled in 2014 and 2015
The A2 High Grade Domain is from the Maiden Arrow Inferred Mineral Resource which only includes drilling completed up to October 2015, see news release dated March 3, 2016 for more information
SCALE 1 : 2500
(m)
-20
0
20
40
60
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
W
E
S
NexGen Energy
Arrow Deposit
A1 Shear - Longitudinal Section
300m
400m
500m
600m
360m
73
78c1
78c2
78c3
78c4
64c1
64c2/c3
72c1
74c3
72c2
96c1
96c3
96c2
60c1
60c2
93c1
102c2
93c2
91c3
4.17%
21.0m
91c1
84c1
98c1
91c4
98c2
84c3
84c2
91c2
102c1

Figure 4: Schematic Longitudinal Section of the Arrow Deposit and Gap

SW
NE
Unconformity
Alteration Zone
Arrow Deposit*
201.9 M lbs U3O8
3.48 M t at 2.63% U3O8
including
A2 High Grade Domain
120.5 M lbs U3O8
0.41 M t at 13.26% U3O8
(Inferred)
AR-16-90c3**
13.0 m at 8.09% U3O8
5.0 m at 14.35% U3O8
AR-16-90c6
AR-16-99c1
AR-16-95c1
AR-16-95c2
AR-16-97
18.0m at 2.64% U3O8
AR-16-90c5
AR-16-90c4
AR-16-94c1
OPEN
OPEN
OPEN
180m
250m
500m
750m
100m

Arrow Deposit
Schematic Longitudinal Section
Rook I Property

Athabasca Basin
Saskatchewan, Canada

A2 High Grade Domain

Other Lenses

* The Arrow Inferred Mineral Resource was completed by RPA Inc. and has an effective date of January 14, 2016
The mineral resource is reported at a cut-off grade of 0.25% U3O8
The cut-off is based on a long term uranium price of USD $65/lb U3O8
The mineral resource is classified into the Inferred catergory based on the CIM Definition Standards
**Previously Released

NexGen Energy Ltd.

Figure 5: Arrow Drill Hole Locations

Table 2: Arrow Deposit Assay Results

Drill Hole					SRC Geoanalytical Results
Hole ID	Azimuth	Dip	Total Depth (m)	Athabasca Group - Basement Unconformity Depth (m)	From (m)	To (m)	Interval (m)	U3O8 (wt%)
AR-16-90c4	140	-75	932.00	N/A	681.00	688.50	7.50	0.04
					703.00	753.00	50.00	0.13
					758.00	759.50	1.50	0.09
					780.00	782.00	2.00	0.04
					786.50	788.50	2.00	0.05
					833.00	834.00	1.00	0.02
AR-16-90c5	140	-75	882.00	N/A	709.00	712.50	3.50	0.03
					715.50	716.50	1.00	0.06
					721.00	721.50	0.50	0.09
					741.50	743.00	1.50	0.16
					751.50	752.00	0.50	0.20
					755.50	757.50	2.00	0.03
					783.50	785.00	1.50	0.16
					789.00	792.00	3.00	0.06
					794.50	808.50	14.00	0.03
					821.00	821.50	0.50	0.03
					833.50	834.50	1.00	0.03
AR-16-90c6	140	-75	966.00	N/A	636.50	647.50	11.00	0.03
					675.00	677.50	2.50	0.04
					681.50	714.50	33.00	0.08
					718.50	729.50	11.00	0.08
					732.50	736.50	4.00	0.05
					744.50	758.50	14.00	0.09
					763.50	780.50	17.00	0.09
					792.00	792.50	0.50	0.07
					841.00	845.00	4.00	0.02
					910.00	910.50	0.50	0.07
AR-16-92c4	147	-67	1041.00	111.00	538.00	538.50	0.50	0.02
					594.50	604.00	9.50	0.13
					607.00	621.00	14.00	0.56
					630.50	631.00	0.50	0.03
					636.50	658.50	22.00	1.11
					661.50	676.00	14.50	0.05
					680.00	688.00	8.00	1.13
					691.00	725.50	34.50	0.27
					757.00	757.50	0.50	0.11
					766.00	767.00	1.00	0.05

					797.50	800.00	2.50	0.02
					807.50	815.50	8.00	0.06
					822.50	843.00	20.50	0.04
					851.00	853.00	2.00	0.13
					869.00	872.50	3.50	0.05
					890.00	892.00	2.00	0.05
					895.00	897.50	2.50	0.04
					900.50	906.00	5.50	0.04
					918.00	919.50	1.50	0.02
					933.50	947.00	13.50	0.06
					966.50	982.00	15.50	1.04
					998.50	999.00	0.50	0.14
					1010.50	1011.50	1.00	0.07
AR-16-94c1	147	-70	921.00	98.80	760.00	760.50	0.50	0.09
					773.00	779.00	6.00	0.11
					794.50	796.00	1.50	0.09
					853.50	855.00	1.50	0.04
					859.00	863.00	4.00	0.13
AR-16-95c1	147	-70	1044.00	94.50	617.00	618.50	1.50	0.04
					685.50	689.00	3.50	0.15
					694.00	694.50	0.50	0.02
					704.50	706.00	1.50	0.07
					715.00	715.50	0.50	0.03
					723.50	729.00	5.50	0.15
					734.00	740.00	6.00	0.13
					743.00	752.00	9.00	0.74
					756.00	757.50	1.50	0.06
					769.00	785.00	16.00	0.19
					845.50	846.00	0.50	0.03
					854.50	855.00	0.50	0.09
					864.00	864.50	0.50	0.12
					867.00	867.50	0.50	0.02
					872.50	873.00	0.50	0.04
					891.00	891.50	0.50	0.09
					897.00	903.00	6.00	0.14
					911.50	912.50	1.00	0.07
					942.50	949.50	7.00	0.04
AR-16-95c2	147	-70	807.00	N/A	300.50	304.50	4.00	0.02
					693.50	695.00	1.50	0.08
					700.00	700.50	0.50	0.04
					721.50	726.50	5.00	0.25

AR-16-96c1	147	-73	1026.00	108.00	397.50	401.00	3.50	0.03
					404.00	416.50	12.50	0.05
					512.50	518.00	5.50	0.03
					521.00	545.00	24.00	5.88
				incl.	529.00	537.00	8.00	15.44
					564.50	578.00	13.50	0.15
					581.00	581.50	0.50	0.09
					589.00	596.50	7.50	0.26
					600.50	601.50	1.00	0.01
					606.50	674.00	67.50	0.58
					682.00	684.00	2.00	0.07
					687.00	697.50	10.50	0.04
					707.00	708.00	1.00	0.77
					720.50	725.00	4.50	0.02
					733.00	733.50	0.50	0.06
					737.50	741.50	4.00	0.02
					762.50	771.00	8.50	0.01
					776.00	779.00	3.00	0.07
					783.50	784.00	0.50	0.01
					792.00	792.50	0.50	0.09
					796.00	796.50	0.50	0.28
					937.50	938.00	0.50	0.02
AR-16-96c2	147	-73	855.00	108.00	399.50	418.50	19.00	0.05
					551.50	609.00	57.50	4.17
				incl.	591.00	601.00	10.00	15.73
				incl.	594.00	599.00	5.00	26.46
					612.00	614.00	2.00	5.57
					618.50	619.00	0.50	0.06
					643.00	644.50	1.50	0.05
					649.50	655.00	5.50	0.02
					702.50	713.50	11.00	0.07
					734.00	739.50	5.50	0.04
					747.50	750.50	3.00	0.01
					753.50	754.50	1.00	0.06
					758.50	764.50	6.00	0.52
					768.50	777.50	9.00	0.03
					780.50	783.00	2.50	0.07
					815.50	820.00	4.50	0.02
					826.50	829.00	2.50	0.02
AR-16-96c3	147	-73	1013.00	108.00	411.00	424.50	13.50	0.06
					538.50	560.00	21.50	2.33

					563.00	573.00	10.00	1.65
					577.00	581.00	4.00	4.31
					590.00	607.00	17.00	0.23
					610.00	617.00	7.00	0.28
					621.00	637.00	16.00	1.02
					643.00	652.00	9.00	0.28
					662.00	664.00	2.00	0.29
					668.00	680.00	12.00	0.29
					695.00	710.00	15.00	0.13
					720.50	723.00	2.50	0.06
					773.00	773.50	0.50	0.05
					811.00	811.50	0.50	0.35
AR-16-97	147	-73	1005.00	93.70	637.50	640.00	2.50	0.42
					653.00	654.00	1.00	0.05
					659.00	660.00	1.00	0.79
					678.00	679.00	1.00	0.03
					684.50	697.00	12.50	0.77
					699.50	711.50	12.00	0.42
					714.50	715.50	1.00	0.02
					733.50	734.00	0.50	0.03
					739.50	740.50	1.00	0.20
					747.00	748.00	1.00	0.18
					750.50	768.50	18.00	2.64
				incl.	753.00	759.00	6.00	5.89
					793.50	794.00	0.50	0.23
					805.00	805.50	0.50	0.07
					812.50	825.50	13.00	0.06
					833.00	839.50	6.50	0.10
					862.00	867.00	5.00	0.04
					908.00	916.50	8.50	0.03
					927.50	928.50	1.00	0.15
					936.50	937.00	0.50	0.04
AR-16-98c1	327	-73	804.00	130.60	386.50	387.00	0.50	0.07
					405.50	412.50	7.00	0.06
					415.00	419.50	4.50	0.05
					423.50	430.00	6.50	0.13
					437.50	440.00	2.50	0.10
					445.00	519.00	74.00	1.54
				incl.	495.00	505.00	10.00	7.30
					527.00	532.50	5.50	0.04
					570.50	577.00	6.50	0.06

					592.00	597.00	5.00	0.07
					602.50	603.00	0.50	2.42
					605.50	606.50	1.00	0.01
					656.50	661.00	4.50	0.06
					666.00	687.00	21.00	4.17
				incl.	678.00	683.00	5.00	10.97
					692.00	704.50	12.50	0.54
					734.50	736.00	1.50	0.58
					747.00	747.50	0.50	0.11
AR-16-98c2	327	-73	923.00	130.60	414.00	435.00	21.00	0.07
					442.00	443.00	1.00	0.01
					454.00	527.50	73.50	7.59
				incl.	471.00	526.00	55.00	10.12
				incl.	501.00	527.70	26.50	20.27
				incl.	502.00	512.00	10.00	51.40
					537.00	547.00	10.00	0.34
					589.00	591.00	2.00	0.17
					636.50	637.50	1.00	0.05
					671.50	676.50	5.00	0.02
					704.00	709.50	5.50	0.05
					715.50	726.00	10.50	0.08
					733.00	734.00	1.00	0.12
					758.50	759.00	0.50	0.33
					786.50	787.50	1.00	0.02
					792.00	799.00	7.00	0.02
					805.50	808.50	3.00	0.06
					812.00	813.00	1.00	0.03
AR-16-99c1	327	-70	998.00	N/A	732.00	734.50	2.50	0.07
					737.50	763.50	26.00	0.24
					767.50	776.50	9.00	0.14
					785.50	788.00	2.50	0.07
					832.00	835.50	3.50	0.04
					848.00	848.50	0.50	0.03
					851.50	853.00	1.50	0.09
					858.00	865.50	7.50	0.06
					871.50	872.50	1.00	0.05
					878.50	880.50	2.00	0.08
					883.50	889.50	6.00	0.02
					894.50	895.50	1.00	0.02
					916.00	920.00	4.00	0.04
					949.00	949.50	0.50	0.03
					956.00	956.50	0.50	0.05

Composite parameters:

•	Minimum thickness 0.5 m downhole

•	Cutoff grade 0.01% U3O8

•	Maximum internal dilution 2.00 m downhole

•	U3O8 analyzed by ICP-OES at SRC Laboratories, Saskatoon, Saskatchewan

•	All depths and intervals are meters downhole, true thicknesses are yet to be determined

Split core samples were taken systematically, and intervals were submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples were analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples were analyzed for U3O8 by ICP-OES and selected samples for gold by fire assay.

All assay batches reported herein are subjected to and have passed rigorous internal QA/QC protocols that include, but are not limited to, the blind insertion of standard reference materials, blank materials and field duplicates into the sample stream at both random and systematic intervals.

Technical Information

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth above please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.